

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2019

Via E-mail
Anurup Pruthi
Chief Financial Officer
Centric Brands, Inc.
350 5th Avenue, 6th Floor
New York, NY 10118

  Re: Centric Brands, Inc.
     Form 8-K
     Exhibit No. 10.1
     Filed June 13, 2019
     File No. 000-18926

Dear Mr. Pruthi:

  We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

         Sincerely,

         Division of Corporation Finance